UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Nexvet Biopharma
public limited company
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G6503X109
(CUSIP Number)
June 22, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
? Rule 13d-1(b)
? Rule 13d-1(c)
? Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).






CUSIP NO. G6503X109









1.

NAMES OF REPORTING PERSONS
AustralianSuper Pty Ltd
2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ? (b) ?
3.

SEC USE ONLY
4.

CITIZENSHIP OR PLACE OF ORGANIZATION
Australia
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.

SOLE VOTING POWER
695,700 Ordinary Shares


6.

SHARED VOTING POWER
0


7.

SOLE DISPOSITIVE POWER
0


8.

SHARED DISPOSITIVE POWER
0
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
695,700 Ordinary Shares
10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES ?
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.93%
12.

TYPE OF REPORTING PERSON
FI




Item 1.



(a)
Name of issuer:
Nexvet Biopharma public limited company


(b)
Address of issuer principal executive offices:

National Institute for Bioprocessing Research and Training
Fosters Avenue, Mount Merrion
Blacrock, Co. Dublin, Ireland

Item 2.



(a)
2(a) Name of person filing:
AustralianSuper Pty Ltd

(b)
Address or principal business office or, if none, residence:

Level 33, 50 Lonsdale Street
Melbourne Victoria 3000
Australia

(c)
Citizenship:
Australia

(d)
Title of class of securities:
Ordinary shares

(e)
CUSIP No.:
G6503X109

Item 3.
If This Statement is Filed Pursuant to Rule 13d-1(b), or
13d-2(b) or (c), Check Whether the Person Filing is a:









(a)

?

Broker
or dealer registered under Section 15 of the Act (15 U.S.C. 78o);







(b)

?

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);







(c)

?

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);







(d)

?

Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);






(e)

?

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);






(f)

?

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);






(g)

?

A parent holding company or
control person in accordance with Rule 13d-1(b)(1)(ii)(G);






(h)

?

A savings
association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);









(i)

?

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);






(j)

?

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.
Ownership.


(a)
Amount beneficially owned:
695,700 Ordinary Shares

(b)
Percent of class:
5.93%

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote
695,700 Ordinary Shares

(ii)
Shared power to vote or to direct the vote
0

(iii)
Sole power to dispose or to direct the disposition of
0

(iv)
Shared power to dispose or to direct the disposition of
0



Item 5.
Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.
Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification.
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




Signature
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: January 11 2017



By: AustralianSuper Pty Ltd

Name:  Michelle Fredericks
Title:  Analyst


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